Exhibit 99.39

Highlander Silver Commences Drilling at Bonanza Grade San Luis Gold-Silver Project

Toronto, June 9, 2025 – Highlander Silver Corp. (TSX: HSLV; “Highlander Silver” or the “Company”) is pleased to announce that it has commenced its maiden drilling program targeting recently sampled but previously undrilled high grade mineralization in outcrop at the Bonita vein system located approximately 10 km to the south of the Ayelen deposit at its San Luis gold-silver project in Central Peru.

Mr. Daniel Earle, President and CEO, commented: “It is incredibly exciting to have commenced the first drill program in over a decade on a property that offers an entirely unique proposition this cycle: a bonanza grade resource on the Ayelen vein, surrounded by numerous veins presenting high grades in historic surface sampling results within a large claim package that has seen only limited systematic exploration. On this landmark occasion, we are both profoundly grateful for the support of our community partners and energized to ramp up our community hiring and infrastructure programs alongside our exploration activities.”

Figure 1 – Bonita Images

Image on left: platform construction with a silicified ridge that forms part of the Bonita vein system in the background. Image on right: drill rig in operation.

Bonita is an epithermal gold-silver vein system hosted by a package of volcanic rocks situated 10 km south and 700 m lower in elevation than Ayelen. The vein system has been mapped over nearly 800 m of strike length along an exposed ridgeline, with its western flank concealed by overburden and sparse outcrop to the east. A drone-based geophysical survey, a technological breakthrough in high elevation settings, is attempting to map these areas.

Historical results comprise a series of trenches but only two drill holes, including a best result of 3.2 m grading 30.2 g/t Au and 114.8 g/t Ag within a broader interval of 35.3 m at 5.54 g/t Au and 25.43 g/t Ag from 19.1 m downhole in BOD-001 that was inclined 45 degrees east. A sub-vertical hole from the same platform returned lower grades.

Drilling has now commenced from a platform to the north of this historical drilling, targeting an exposure of the vein system with prior trenching and ongoing channel sampling of mineralization. The Company intends to release drilling results when complete assays are available.

On behalf of Highlander Silver

“Daniel Earle”

President and CEO

Information contact

Arun Lamba, Vice President Corporate Development

alamba@highlandersilver.com

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.1 The Company’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

1S&P Global rankings including the San Luis gold-silver project.

The scientific and technical information contained herein is derived from Highlander Silver’s technical report titled “Technical Report on the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on SEDAR+ at www.sedarplus.ca.

Forward-looking statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, ramp up of our community hiring and infrastructure programs alongside our exploration activities; a drone-based geophysical survey is attempting to map these areas; and the Company intends to release results when complete assays are available. Such forward looking information or statements can be identified by the use of words such as “ramp up”, “attempting”, “intends”, “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental or stock exchange approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.